Room 4561

February 23, 2006

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, TN  37203

	Re:	HealthStream, Inc.
		Form 10-K For the Year Ended December 31, 2004
      Forms 10-Q For the Quarters Ended March 31, June 30 and
      	September 30, 2005
		File No. 000-27701

Dear Mr. Frist,

      We have reviewed your responses to the comments raised in our letter dated December 30, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 3

1. With regard to the advance billings for the two courseware subscription contracts consummated in December 2004, tell us why you believe that gross presentation of the related accounts receivable and deferred revenue is appropriate. Tell us the length of the underlying subscription periods and whether you have the legal right to bill and collect the fee for the entire period prior to the start of the subscription period. Your response should also address your consideration of whether these arrangements represent executory contracts under which neither party has performed, in which case no amounts would be recorded.

2. With regard to your recognition of revenue from tiered pricing arrangements on a straight-line basis, identify the specific accounting literature upon which you have relied in adopting this recognition pattern. That is, explain how you determined that recognizing revenue in excess of amounts billed is appropriate.

3. With regard to the statement in your supplemental response dated
February 17, 2006 that you have not historically experienced problems in collecting from customers with tiered pricing arrangements, clarify the length of time such arrangements have been offered to customers.

Prior comment 4

4. Refer to your response to prior comment 4. We do not believe that you have adequately demonstrated that the exclusion of all amortization and depreciation expenses from cost of sales is appropriate. Although not tied to specific products or services, explain why you believe that none of these costs are associated with providing goods and services to your customers. For example, in your response you state that you have excluded certain amortization and depreciation expenses from cost of sales because they relate to your
"platform or delivery vehicle". Explain why you believe these costs are unrelated to providing services when your response suggests that this "delivery vehicle" makes it possible to provide services to customers. Refer by analogy to Question 17, Statement 86, FASB Staff
Implementation Guide. Alternatively, to the extent that such amounts are excluded from cost of revenues, revise your presentation to comply with SAB Topic 11B.

      You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

								Sincerely,



								Stephen G. Krikorian
      							Branch Chief - Accounting


Robert A. Frist, Jr.
HealthStream, Inc.
February 23, 2006
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